Exhibit 99.1

CGI Group Inc.
www.cgi.com

About CGI

Founded in 1976, CGI is among the largest independent information technology and business processing services firms in North America, based on its headcount. Before closing its acquisition of American Management Systems (“AMS”) on May 3, 2004, CGI and its affiliated companies employed approximately 20,000 professionals and as at March 31, 2004, CGI’s order backlog was $12.0 billion (US$9.1 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and from centers of excellence in India. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges

Toronto Stock Exchange: GIB.A        New York Stock Exchange: GIB

Shares Outstanding (March 31, 2004)

368,660,485 Class A subordinate shares        33,772,168 Class B shares

Second Quarter Fiscal 2004 Trading History

TSX	(CDN$)	NYSE	(US$)
Open:	$8.15	Open:	$6.20
High:	$9.29	High:	$6.99
Low:	$7.74	Low:	$6.07
Close:	$8.55	Close:	$6.53
Average Daily		Average Daily
Trading Vol.:	662,991	Trading Vol.:	36,187

Transfer Agent

Computershare Trust Company of Canada
1-800-564-6253

Investor Relations

Julie Creed
Vice-President, Investor Relations

Telephone: (312) 201-4803
julie.creed@cgi.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
ronald.white@cgi.com

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

May 4, 2004

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto for the three months ended March 31, 2004, and with the Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2003 annual report, including the section on risks and uncertainties. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). CGI’s financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report, which is available on the company’s website. All dollar amounts are in Canadian dollars unless otherwise indicated.

Core Business, Vision and Strategy

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business solutions to clients worldwide, utilizing a highly customized, cost efficient system development and maintenance delivery model that combines our on-site and off-site operations through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). We also have applications maintenance and development centers in India (Mumbai and Bangalore). More specifically, our services are generally broken down as follows:

•	Consulting—We act as a trusted advisor to our clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

•	Systems integration—We provide implementation services covering the full scope of today’s enterprise IT environment, integrating different technologies to create IT systems that respond to clients’ strategic needs. In addition to our expertise at working with leading technologies and software applications, we provide customized application development services leveraging our ISO 9001 and CMM certified methodologies and the option of economies from offshore development.

•	Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility of their IT or business functions to CGI in order to achieve significant savings and access the best information technology, while retaining control over strategic IT and business processing functions. These contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include facilities management (data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications; business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

CGI pursues clients in certain vertical markets where we have developed specialized knowledge and understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including financial services, utilities and telecommunications, government and healthcare, manufacturing, and in retail and distribution.

CGI’s vision is to be a world-class IT and business process outsourcing (“BPO”) leader helping our clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions in information technology, business processes and management to fully satisfy client objectives. We emphasize a culture of partnership, intrapreneurship and integrity and strive to be recognized by our clients, our members and our shareholders as one of the top pure players in IT and BPO services. We are achieving this vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the

CGI GROUP INC.	1

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

United States and Europe to better serve our clients, both locally and internationally. In all we do, we will strive to seek the best equilibrium between our three key stakeholders, namely our clients, shareholders and members.

CGI’s operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: Information Technology (“IT”) services and Business Process Services (“BPS”). The focus of these LOBs is as follows:

•	The IT services LOB provides a full-range of services in systems integration, consulting and outsourcing to clients located worldwide. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.

•	The BPS LOB provides a full spectrum of business process outsourcing services to our client base. Our services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

At March 31, 2004, we employed approximately 20,000 members. On May 3, following the closing of our acquisition of American Management Systems (“AMS”), we employ approximately 25,000 members. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

Recent industry research continued to confirm that market demand for IT and BPO services is large and continues to grow. We are a dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US market. The strategy that we are pursuing is to replicate what we have successfully applied in Canada, by becoming an end-to-end IT and BPO services provider in the US and a significant player for large outsourcing contracts.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. Most organic growth to date has been in Canada, but over the last year, we have been growing our sales funnel of contract proposals more meaningfully in the US and internationally.

The second element of our growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity continues to be healthy across all regions.

CGI GROUP INC.	2

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

The third and fourth drivers of our growth strategy focus on acquisitions—of smaller business units or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge, or increase the richness of our service offerings. Currently, we are focused on acquisitions in high growth vertical areas, such as government services in the US as well as on expanding our BPO capabilities. Through large acquisitions, like that of AMS signed May 3, 2004, we continue to seek targets in Europe and in the US that will increase our geographical presence and critical mass, to further qualify us for larger outsourcing deals. In Canada, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value.

Acquisition of American Management Systems, Inc.

On March 10, 2004, we announced our intent to acquire American Management Systems Inc., a premier business and IT consulting firm to the government, healthcare, financial services, and communications industries. We acquired AMS for a purchase price of approximately $1.1 billion through a cash tender offer of US$19.40 for each AMS share issued and outstanding, representing a premium of approximately 26% to the 30-day trailing average share price of AMS on the Nasdaq National Market prior to March 10, 2004.

As part of this transaction, CACI International Inc. (“CACI”) purchased from AMS the assets of its U.S. Defense and Intelligence Group for an aggregate consideration of $549 million, subject to certain closing adjustments. Consequently, the net acquisition cost to CGI, after the sale of AMS’ US Defense and Intelligence Group to CACI, was approximately $586 million before closing adjustments, assumed income taxes related to the disposition of the US Defense and Intelligence Group, and transaction and integration costs. The business that CGI acquired from AMS had associated annual revenue of approximately $927 million based on the run-rate last quarter ended December 31, 2003.

Additionally, in order to facilitate the growth of our respective client bases, CGI and CACI signed a strategic alliance whereby CACI will receive all intellectual property solely used by the US Defense and Intelligence Group and a license from CGI to use certain intellectual property retained by CGI, and CACI will grant CGI a license to use certain of its intellectual property.

The aggregate purchase price of the acquisition and related transaction costs was funded from cash on hand, existing credit facilities and $330.7 million in additional equity. This equity was issued, conditional on the closing of the acquisition of AMS, through a firm underwritten private placement in Canada and the United States of approximately 33.1 million subscription receipts at a price of $8.00 per subscription receipt for gross proceeds of approximately $264.6 million and a private placement of approximately 8.3 million subscription receipts with BCE Inc. at a price of $8.00 per subscription receipt for proceeds of approximately $66.1 million, on the same terms and conditions as the firm underwritten private placement offering. Each subscription receipt was automatically exchanged for one Class A Subordinate share of CGI, without payment of additional consideration, on April 30, 2004, when CGI accepted 94.8% of the outstanding shares of AMS under the tender offer.

CGI GROUP INC.	3

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

CGI and AMS will merge operations worldwide and brand their combined IT services in the US market as CGI-AMS. Based on our combined results for the quarter that ended December 31, 2003, the AMS acquisition will significantly increase our US revenue, to approximately 34% of total revenue. Revenue from Canada will now represent approximately 59% and all other regions will remain approximately at 7%. In terms of revenue by service type, the acquisition of AMS will initially reduce the proportion of outsourcing revenue to approximately 65%. The transaction will also change significantly the mix of revenue by vertical sector. The proportion of revenue from clients in the financial services sector will be approximately 36%; revenue from the government & healthcare sector will increase to 26%; utilities and telecom will remain stable at 23% and the manufacturing sector will represent 6% while clients in the retail & distribution sector will represent approximately 9% of our total revenue.

The tender offer and asset acquisition closed on May 3, 2004. CGI’s results for its fiscal third quarter ending June 30, 2004 will include approximately two months of combined CGI and AMS results.

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements in accordance with Canadian GAAP necessarily requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review our estimates, including those related to revenue, bad debts, investments, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed, at the time, to be reasonable under the circumstances. A detailed review of the critical accounting policies affecting significant judgments and estimates used in the preparation of our condensed quarterly Consolidated Financial Statements is provided in Note 2 of our fiscal 2003 Annual Report, filed with the Securities and Exchange Commissions. Under varying assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company’s control.

Changes in Accounting Policies

The recent and future accounting changes affecting our Consolidated Financial Statements are disclosed in Note 1 to the Consolidated Financial Statements for the three month period ended March 31, 2004.

Key Performance Indicators

In our MD&A, we provide a thorough update on numerous key performance indicators that are continuously monitored and evaluated by our executive management committee. Some of these key performance indicators include revenue growth, the mix of organic growth and acquisition growth, the mix of business by client geography, the mix of revenue coming from longer-term IT and BPO outsourcing contracts and shorter-term SI&C contracts, earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”) and EBIT margins, net earnings and net earnings margins, days sales outstanding, cash flow, return on equity, contract backlog, our pipeline of contract proposals that are under review by potential clients and contract bookings.

CGI GROUP INC.	4

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

Bookings and Backlog

	March 31,	March 31,	December 31,
	2004	2003	2003
(in ’000 000 of Canadian dollars)	$	$	$
Bookings	498.3	614.4	656.1
Backlog	11,980	11,218	12,207

At March 31, 2004, our backlog of signed contracts for work that had yet to be delivered was $12.0 billion, with an average duration of 8.0 years. Our backlog, which provides good revenue visibility, includes $498.3 million in new contract wins, extensions and renewals signed in the second quarter of fiscal 2004, less adjustments and the backlog consumed during the quarter as a result of client work performed.

Financial Review for Second Quarter of 2004

	Year-	3 months	3 months	3 months	6 months	6 months
	over-	ended	ended	ended	ended	ended
	year	March 31,	March 31,	December 31,	March 31,	March 31,
	change	2004	2003	2003	2004	2003
(in ’000 000 of Canadian dollars)%		$	$	$	$	$
Revenue	2.0	725,728	711,198	691,558	1,417,286	1,292,047
Costs of services, selling and administrative expenses	1.2	604,547	597,431	571,593	1,176,140	1,091,071
Research	22.4	6,983	5,706	6,637	13,620	10,698
Amortization	0.7	32,357	32,131	33,788	66,145	54,055
EBIT	7.8	81,841	75,930	79,540	161,381	136,223
EBIT %	5.6	11.3%	10.7%	11.5%	11.4%	10.5%
Income taxes	0.3	28,760	28,684	29,042	57,802	52,890
Net earnings from continuing operations	18.5	51,345	43,333	49,080	100,425	80,080
Basic and diluted earnings per share		0.13	0.11	0.12	0.25	0.21

Revenue

Revenue in the second quarter increased 2.0% to $725.7 million from revenue of $711.2 million reported in last year’s second quarter. Year-over-year organic revenue growth in the quarter was 2.0% on a constant dollar basis and external growth was 2.5%. Revenue growth was offset by the currency exchange rate, mainly between the Canadian and US dollars, which reduced the year-over-year growth by $17.6 million, or 2.5%. We calculate organic or internal growth as total revenue growth less the first year’s revenue derived from acquired companies and the impact from the fluctuations of foreign currencies against the Canadian dollar. The external growth is mostly due to the full quarter contribution to our results of Cognicase Inc. (“Cognicase”), which was acquired on January 13, 2003. The internal growth mainly

CGI GROUP INC.	5

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

resulted from the delivery of additional SI&C work, including business solutions, as well as the contribution of new outsourcing contracts in Canada and in the US. The average exchange rate for the US dollar was 1.51 for our second quarter of last year and 1.32 for the second quarter of this year.

Sequentially, revenue increased 4.9%. On a constant dollar basis, internal growth was 4.5% and external growth was 0.2%. The effect from the fluctuation of foreign currencies was positive, at 0.2%. The sequential revenue growth can largely be attributed to additional SI&C work performed, including the delivery of business solutions, for existing clients specifically in the government sector, as well as increasing revenue from recently signed outsourcing contracts.

For the first six months of fiscal 2004, revenue of $1,417.3 million increased 9.7% over revenue reported for the first six months of fiscal 2003. Internal growth of 1.6% and external growth of 11.3% were offset by foreign currency fluctuations which negatively impacted total growth by 3.2%. External growth resulted from the acquisition of Underwriters Adjustment Bureau Ltd (“UAB”), Cognicase Inc. (“Cognicase”) and the assets of INSpire Insurance Solutions Inc.,which were acquired in early January 2003, mid January, 2003 and in December 2002, respectively.

Contract Types	Client Geography	Targeted Verticals
A. Outsourcing 69%	A. Canada 78%	A. Financial services 42%
i) IT services 53%	B. US 18%	B. Utilities and telecommunications 22%
ii) BPO services 16%	C. All other regions 4%	C. Government and healthcare 17%
B. Systems integration and consulting		D. Retail and distribution 12%
31%		E. Manufacturing 7%

CGI GROUP INC.	6

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

Revenue derived from our long-term outsourcing contracts represented 69% of the total revenue in the second quarter, including approximately 53% from IT services and 16% from BPO services. Project oriented systems integration and consulting (“SI&C”) work represented 31% of our revenue. Revenue from outsourcing was down compared with last quarter, by 2 percentage points, due in part to the internal growth in the SI&C business, in particular in the Canadian government sector. Our long-term targeted mix of revenue for outsourcing and SI&C contracts remains 75% and 25%, respectively.

The revenue mix based on our client’s geography was essentially stable when compared with the first quarter. Revenue from clients located in Canada represented 78% of total revenue, while revenue from clients located in the US increased by 1%, to 18%. Revenue from clients in other regions decreased marginally by 1 percentage point, to 4% of total revenue.

For the revenue by targeted verticals, the proportion of revenue from clients in the financial services vertical represented 42% of our revenue, the same as in the first quarter; utilities and telecommunications represented 22%, compared with 24% in the first quarter; government and healthcare, 17%, an increase of 3 percentage points; retail and distribution, 12%, down 1 percentage point; and manufacturing, 7% unchanged from the first quarter.

In the second quarter, our top five clients represented 36.2% of total revenue, compared with 35.4% in the previous quarter. Combined revenue attributable to numerous contracts from the BCE family of companies was 17.0%, compared with 19.2% in the first quarter.

Please see additional information that follows in the section entitled “Performance by Line of Business” in this MD&A.

Operating Expenses

The costs of services, selling and administrative expenses were $604.5 million in the second quarter or 83.3% of revenue, compared with 84.0% of revenue in the second quarter of last year and 82.7% in the first quarter. The decrease, as a percentage of revenue compared with last year, reflects synergies realized following the acquisitions of Cognicase and UAB, as well as tighter cost controls applied across the company. Compared with the previous quarter, the increase reflects in part the impact of the start-up of the new outsourcing activities referred to in the revenue section above.

Research expenses of $7.0 million, or 1.0% of total revenue, were up by $1.3 million over last year’s second quarter, and are in line with the expanded revenue base. They represented 1.0% of total revenue in the previous quarter.

Total amortization expenses were $32.4 million, an increase of $0.2 million or 0.7% from the same period a year ago, and a decrease of $1.4 million from the last quarter. The sequential decrease mostly reflects the impact of the termination of amortization for some intangible assets, mainly internal software and software licenses acquired a year ago from Cognicase. This also applies to the year-over-year decrease in amortization of other intangibles and other long-term assets. Total amortization expenses include the amortization of fixed assets, contract

CGI GROUP INC.	7

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

costs related to transition costs and other intangibles and other long-term assets. See Note 5 to the Consolidated Financial Statements for the three-month period ended March 31, 2004 for more details.

Earnings Before Interest, Income Taxes, Entity Subject to Significant Influence and Discontinued operations (“EBIT”)

EBIT was $81.8 million in the second quarter, or 11.3% of revenue, compared with 10.7% in last year’s second quarter. The year-over-year improvement in EBIT was realized through the synergies we achieved following the acquisition of Cognicase and UAB.

For the first six months of fiscal 2004, EBIT of 11.4% was higher than that of 10.5% reported in the same period last year, due again, to the synergies achieved following the acquisition of Cognicase and UAB a year ago.

Income Taxes

Our effective income tax rate in the second quarter was 36.0% compared with 39.8% in last year’s second quarter and 37.2% in the first quarter of this year. The year-over-year decrease is mainly a reflection of the decrease in the revised Canadian statutory tax rate. The first quarter rate was higher than in the second quarter due to the impact of the November 2003 increase in the Ontario statutory tax rate on the cumulative future income taxes balances. In future quarters, our effective income tax rate may vary based on the mix and performance of business by country or further changes in tax laws.

Net Earnings From Continuing Operations

Net earnings from continuing operations in the second quarter increased 18.5% to $51.3 million, compared with $43.3 million in the same quarter a year ago, and increased 4.6% from comparable net earnings of $49.1 million reported in the first quarter. Basic and diluted earnings per share from continuing operations of $0.13 for the quarter were up $0.02 compared with comparable earnings per share reported in last year’s second quarter, and up $0.01 against reported basic and diluted earnings per share from continuing operations of $0.12 in the previous quarter. CGI’s weighted average number of shares outstanding was up marginally by 1.4%, compared with the second quarter of 2003, which was due to the issuance of shares following the exercise of stock options during the last year.

Net earnings from Discontinued Operations

The net earnings from discontinued operations in the second quarter represented a gain of $0.1 million.

We announced our intention to sell certain assets to NexxLink on March 22, 2004, and finalized this asset sale on April 14, 2004. The net earnings related to these assets for the entire second quarter were included in the net earnings of the discontinued operations, as were the earnings from the non-core operations that we are in the process of selling, consistent with the financial reporting for the first quarter of 2004. The details of this asset sale are provided in Note 9 to the Consolidated Financial Statements for the three-month period ended March 31, 2004.

CGI GROUP INC.	8

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

On April 12, 2004, we announced the signing of an asset purchase agreement for the sale of our Starquote market data services business to The Thomson Corporation. Consequently, the net earnings generated by this business for the entire quarter were included in the net earnings from discontinued operations for the second quarter. The results for this business were also retroactively reclassified in the net earnings from discontinued operations for the quarterly results since January 23, 2001. More details on this transaction are disclosed in Note 9 of the Consolidated Financial Statements for the three-month period ended March 31, 2004.

Pro Forma Net Earnings

Under our stock option plan, had compensation costs been determined using the fair value method at the day of grant for awards granted since October 1, 2001, our pro forma net earnings from continuing operations, basic and diluted earnings share per would have been $45.5 million, $0.11 and $0.11 respectively, for the three-month period ended March 31, 2004. We will start expensing the stock options at the beginning of our fiscal year 2005.

Performance by Line of Business

As discussed in an earlier section, we have two lines of business (“LOBs”): IT services and BPS. We manage our operations, evaluate each LOB’s performance and report segmented information according to this approach (see Note 7 to the Consolidated Financial Statements for the three-month period ended March 31, 2004). We modified our operational structure in the fourth quarter of fiscal 2003 to primarily reflect the global delivery approach that we take in providing IT services to our clients. Each of our IT services outsourcing contracts are increasingly being delivered through a combination of business units that balance the clients’ requirements for local delivery and sales support with the economies and expertise available from our global network of centers of excellence and technology centers. The delivery of these contracts across international borders mixes and matches the best of CGI for our clients in delivering solutions.

CGI GROUP INC.	9

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

The highlights for each segment in the second quarter are detailed below.

	3 months ended	3 months ended	3 months ended	6 months ended	6 months ended
	March 31,	March 31,	December 31,	March 31,	March 31,
	2004	2003	2003	2004	2003
(in ’000 of Canadian dollars)	$	$	$	$	$
Revenue
IT services	599,128	576,114	562,096	1,161,224	1,060,891
BPS	126,600	135,084	129,462	256,062	231,156

Total revenue	725,728	711,198	691,558	1,417,286	1,292,047

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”)
IT services	80,678	76,907	82,915	163,593	133,656
	13.5%	13.3%	14.8%	14.1%	12.6%
BPS	17,768	16,586	15,351	33,119	33,225
	14.0%	12.3%	11.9%	12.9%	14.4%
Corporate expenses and programs	(16,605)	(17,563)	(18,726)	(35,331)	(30,658)

Total EBIT	81,841	75,930	79,540	161,381	136,223
	11.3%	10.7%	11.5%	11.4%	10.5%

IT Services LOB

In the second quarter, revenue derived from the delivery of IT services was up 4.0% over last year’s second quarter. On a constant dollar basis, the year-over-year external growth was 2.9%, mainly resulting from two additional weeks of Cognicase contribution during this quarter, as well as from the acquisition of Apex Consulting Group Inc. (“Apex”) and GDS & Associates Systems Ltd (“GDS”), acquired respectively in the first and second quarters of fiscal 2004. The internal growth was 3.2%, reflecting the initiation of new outsourcing contracts in Canada and the US and a marginal increase in the SI&C business, in particular in the government sector. The decrease in the value of foreign currencies against the Canadian dollar, mainly the US dollar, had a negative impact on revenue of 2.1%.

Revenue increased by 6.6% sequentially. On a constant dollar basis, internal growth was 6.0% and external growth was 0.3%, resulting from one more month of contribution from Apex, acquired in late October 2003, and the acquisition of GDS in Western Canada, in January 2004. Internal growth came from an increase in revenue from existing and new outsourcing clients as well as SI&C work, including the delivery of business solutions, more specifically in the government sector. The impact of the foreign currency valuation, against the Canadian dollar, represented 0.3% of total revenue growth.

CGI GROUP INC.	10

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

Year-to-date, revenue increased by 9.5% compared with the same period last year. External growth was 9.5%, reflecting the acquisition of Cognicase on January 13, 2003. This was offset by the impact of foreign currency fluctuations, representing 2.6%. Internal growth of 2.6% was primarily a function of new outsourcing contracts signed in Canada and the US, and to SI&C work, including the delivery of business solutions, mostly to the Canadian government sector.

The IT services LOB reported EBIT of $80.7 million for the quarter, up $3.8 million year over year, but down $2.2 million sequentially. The year-over-year improvement in EBIT resulted from the termination and/or completion of certain SI&C contracts inherited from Cognicase, which were not meeting CGI’s targeted profitability levels, as well as from synergies realized following the acquisition of Cognicase in Canada. The IT Services EBIT decreased $2.2 million from the first quarter, reflecting the start-up of new tier 1 outsourcing contracts.

The 22.4% improvement in the year-to-date profitability, compared with the same period last year, is largely a result of the growth in revenue, better utilization of our resources and synergies realized following the acquisition of Cognicase.

BPS LOB

Revenue generated by business process outsourcing services was down 6.3% from last year’s second quarter. Revenue growth was negatively impacted, down 4.1% or $5.5 million, by the lower valuation of foreign currencies against the Canadian dollar. On a constant dollar basis, the internal growth was negative 3.9% and the external growth was positive 1.7%. The negative organic growth mainly reflects the fact that some contracts, inherited from acquisitions and which were not meeting CGI’s profitability levels, were terminated during the year or not renewed. The external growth reflects two additional weeks of contribution from the BPO business acquired from Cognicase.

Revenue was down $2.9 million sequentially, mainly as a result of the termination or non-renewal of certain contracts inherited from acquisitions, which were not meeting our profitability levels.

Revenue for the first six months of fiscal 2004 increased 10.8% against the same period last year despite the impact of foreign currency fluctuations, which represented $12.8 million, or 5.6% of revenue. Growth reflected mainly the addition of BPS revenue inherited from Cognicase, and the acquisition of UAB on January 8, 2003.

The BPS LOB reported EBIT of $17.8 million was up $1.2 million compared with last year and $2.4 million sequentially. The improvement in EBIT from the last quarter resulted from the termination of contracts which were underperforming, as mentioned in the previous paragraphs, as well as from actions taken in the last year to reduce and control expenses, which generated economies that positively impacted margins.

CGI GROUP INC.	11

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

Liquidity and Capital Resources

We finance the growth of our business through cash flows from operations, combined with the issuance of debt, borrowing under our existing credit facilities and/or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

At March 31, 2004, cash and cash equivalents were $172.3 million, representing an increase of $76.2 million from December 31, 2003 and an increase of $89.3 million in the fiscal year.

	3 months ended	3 months ended	3 months ended	6 months ended	6 months ended
	March 31,	March 31,	December 31,	March 31,	March 31,
	2004	2003	2003	2004	2003
(in ’000 of Canadian dollars)	$	$	$	$	$
Net earnings from continuing operations	51,345	43,333	49,080	100,425	80,080
Adjustments for:
Amortization expenses	39,304	39,145	40,839	80,143	68,164
Deferred credits and other long-term liabilities	(4,205)	(14,192)	(5,711)	(9,916)	(21,818)
Future income taxes	(8,564)	15,675	9,883	1,319	23,514
Foreign exchange (gain) loss	(101)	(702)	1,806	1,705	(215)
Entity subject to significant influence	(215)	–	(38)	(253)	–

	77,564	83,259	95,859	173,423	149,725
Net change in non-cash working capital items	(5,057)	(103,633)	(1,585)	(8,749)	(140,273)

Cash provided by (used in) continuing operating activities	72,507	(20,374)	94,274	164,674	9,452
Cash used in continuing investing activities	(55,932)	(282,735)	(46,781)	(102,713)	(345,889)
Cash provided by (used in) continuing financing activities	53,996	265,775	(32,835)	23,268	293,031
Effect of rate changes on cash and cash equivalents of continuing operations	2,958	(102)	(1,694)	1,264	(1,124)

Net increase (decrease) in cash and cash equivalents of continuing operations	73,529	(37,436)	12,964	86,493	(44,530)
Net cash and cash equivalents provided by (used in) discontinued operations	2,677	(3,072)	107	2,784	(2,766)

Cash provided by continuing operating activities, before the net change in non-cash working capital items, generated $77.6 million in the second quarter, compared with $95.9 million in the first quarter. The sequential decrease resulted primarily from the receipt of government

CGI GROUP INC.	12

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

tax credits, mainly for the E-Commerce Place, which upon receipt triggered the reclassification to income taxes payable from future income taxes liability.

The net change in non-cash working capital items was a use of $5.1 million, a decrease of $3.5 million from the use of $1.6 million reported in the first quarter. This was attributable to an increase in prepaid expenses and work in progress and a decrease in accounts payable, which were offset by a decrease in accounts receivable and an increase in accrued compensation, deferred revenue and income taxes. The following comments on variations are exclusive of the business acquisition components.

Total accounts receivable decreased by $9.3 million in the quarter, as a result of the receipt of $53.7 million in government tax credits. This was partially offset by additional SI&C revenue, including the delivery of business solutions, for which the timing of invoicing resulted in an increase of our days sales outstanding (“DSO”) from 46 to 50 days, at March 31, 2004. In calculating DSOs we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Work in progress increased by $23.9 million, mainly due to the timing of large outsourcing contract billing. Finally, deferred revenue increased by $5.3 million.

The increase in prepaid expenses is related to the purchase of a software maintenance contract. The decrease in accounts payable was mostly caused by the timing of the outstanding balances to our suppliers, the annual payments made to our members as part of our profit sharing plan, and the difference in the timing for the payment of the fringe benefits, compared with December 31, 2003. The increase in accrued compensation was mainly due to the increase of the number of payroll days outstanding at March 31, 2004, compared with December 31, 2003. Finally, the increase in income taxes payable was due mostly to taxes becoming payable upon the receipt of tax credits in the quarter, as mentioned above.

Consequently, the cash provided by continuing operating activities was $72.5 million, compared with $94.3 million, representing a decrease of $21.8 million since the last quarter. The improvement over last year, from a use of cash of $20.4 million to cash provided of $72.5 million in the second quarter of 2004, related primarily to the portion of the Cognicase acquisition integration fees paid in the second quarter of fiscal 2003.

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large outsourcing clients, cash requirements associated with large acquisitions and outstanding contracts, the timing of the receipts of various tax credit reimbursements as well as the conditional payment of our profit sharing plan to members if certain financial targets are met.

In the second quarter, cash used for continuing investing activities was $55.9 million; including $12.1 million in fixed assets, as well as $14.0 million in contract costs and $32.0 million in other intangibles and other long-term assets. The purchase of fixed assets was partially related to the continued investment in leasehold improvements of $5.1 million to our facilities in E-Commerce Place in Montreal, and to other CGI facilities. Also, computer equipment and furniture and office equipment purchased totaled $6.5 million. The investment in contract costs included the capitalization of transition costs for Canada Post, through Innovapost, and other large outsourcing contracts. The investment in

CGI GROUP INC.	13

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

other intangibles and other long-term assets was comprised primarily of software licenses purchased for our outsourcing clients and internally developed software.

The continuing financing activities provided cash of $54.0 million. In the second quarter, we drew an additional $40.0 million from our unsecured committed credit facilities. We also received new funding through a US$192 million private placement, valued at $253.4 million as at March 31, 2004, and we reimbursed the entire amount drawn on the unsecured committed revolving term facilities for a total of $229.0 million. In addition, we repaid various debts for approximately $10.0 million, including the settlement of some purchase price balances for business acquisitions made by Cognicase before January 13, 2003 and the normal payments for capital leases in the quarter.

Capital Resources*

		Available at	Outstanding at
	Total Commitment	March 31, 2004	March 31, 2004
(in ’000 of Canadian dollars)	$	$	$
Cash and cash equivalents	n/a	172,273	n/a
Unsecured committed revolving facilities	515,000	505,890	9,110 **
Line of credit (Bank of Montreal)	25,000	25,000	0
Other	2,400	2,400	0

*	Excluding any existing credit facility under non-majority owned entities.

**	Consists of $9.1 million of drawn Letters of Credit.

Our balance sheet and cash position, together with bank lines, are sufficient to support our growth strategy. At March 31, 2004, cash and cash equivalents were $172.3 million and the total credit facilities available amounted to $533.3 million. Cash equivalents typically include commercial paper and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks.

Total long-term debt increased by $53.5 million to $288.3 million at March 31, 2004, compared with $234.8 million at December 31, 2003. The increase is mostly due to the value of the new private placement, offset by the reimbursement of the amount drawn on our unsecured committed revolving term facility and the reduction of various smaller debts. At March 31, 2004, our long-term debt to capitalization ratio was 12.2%.

We have access to a $186.2 million revolving credit facility for our operating activity needs and working capital purposes and a $328.8 million three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. We also have access to a $25 million demand line of credit for cash management purposes. The $186.2 million revolving credit facility, at the option of the lenders, may be renewed on an annual basis for an additional year. Otherwise, we have the option of locking the balance outstanding on this credit facility into

[1]	The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders’ equity and the long-term debt.

CGI GROUP INC.	14

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

a two-year term loan. The bank credit facilities contain certain covenants, which require us to maintain certain financial ratios. At March 31, 2004, CGI was in compliance with these covenants.

On May 3, 2004 we used $240.6 million of our $328.8 million three-year term revolving credit facility and $148.4 million of our cash on hand in order to finance part of the acquisition of AMS. Following the transaction, we have access to $444.7 million which includes total credit facilities availability amount to $264.2 million and $180.5 million of cash on hand to pursue our ongoing growth strategy.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We believe that our balance sheet, cash position and bank lines are sufficient. If these resources need to be increased due to the financing requirements related to new large outsourcing contracts or large acquisitions, this would likely be done through the issuance of debt and/or equity.

Contractual Obligations

Payments Due by Period Contractual Obligations	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
(in ’000 of Canadian dollars)
Long-Term Debt	280,240	10,106	16,694	—	253,440
Capital Lease Obligations	8,090	5,178	2,653	259	—
Operating Leases
Rental of Office Space	923,492	92,442	169,831	147,778	513,441
Computer Equipment	184,401	77,469	92,026	14,383	523
Long-term Service Agreements	61,121	26,767	27,902	6,452	—

Total Contractual Obligations	1,457,344	211,962	309,106	168,872	767,404

We are committed under the term of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,457.3 million. Of this, rental of office space represents $923.5 million, computer equipment totals $184.4 million and long-term service agreements, which is comprised of enterprise license and maintenance contracts, represent $61.1 million. Total operating leases have decreased by $40.6 million compared with the end of the last fiscal year, primarily reflecting a decrease of $72.5 million in the commitments related to the rental of premises. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements in particular, clients have agreed to take back the computer equipment in case of early contract termination.

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization.

CGI GROUP INC.	15

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

Selected Measures of Liquidity and Capital Resources

	March 31,	March 31,	December 31,
	2004	2003	2003
Working capital (in ’000 of Canadian dollars)	$314,536	$216,833	$242,032
Current ratio	1.53:1	1.34:1	1.41:1
Shareholders’ equity per common share (in Canadian cents)	$5.16	$4.85	$5.01
Long-term debt to capitalization ratio[1]	12.2%	15.7%	10.4%
Days sales outstanding	50	49	46

1:	The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders’ equity and the long-term debt.

At March 31, 2004, the current ratio of 1.53:1 demonstrates the capacity of CGI to meet its current liabilities.

The shareholders’ equity per common share of $5.16, based on 402,432,653 total shares outstanding at March 31, 2004, was up $0.15 compared with December 31, 2003. This increase was driven by the net earnings reported in the second quarter, combined with the foreign currency translation adjustment account increase of $9.0 million since December 31, 2003.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations and to finance our operations. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Outlook

Having closed the acquisition of AMS as planned, and taking into account discontinued operations, we are updating the guidance that we provided at the time of the private placement offering, on March 10, 2004. Based on five months of post-acquisition operations and the attainment of expected operating efficiencies, revenue for fiscal 2004 is expected to be between $3.25 billion and $3.5 billion, representing growth of 21%-30% over reclassified revenue of $2.68 billion reported in fiscal 2003. Earnings per share are expected to be between $0.50 and $0.54, or 14% to 23% higher than earnings per share from continuing operations of $0.44 reported in fiscal 2003. This guidance reflects our practice of constantly reviewing assets, particularly following acquisitions, and the fact that we could divest, renegotiate or terminate certain operations or contracts representing approximately $50 to $100 million in annualized revenue. However, at this time, no decision has been made in this regard. This guidance is based on information known today about market conditions and demand for its services, as well as estimates and assumptions made with regard to the integration of AMS. It excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenue or the impact of significant foreign currency fluctuations

CGI GROUP INC.	16

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties would affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment:

Risks Related to our Industry

The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help us ensure that our members consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are considered to be a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others—We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the rights to use

CGI GROUP INC.	17

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

intellectual property that include a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations—The revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The financial and operational risks inherent in worldwide operations—With the acquisition of AMS, we now manage operations in 10 countries worldwide, with slightly less then 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes ISO 9001 certified frameworks and processes that guide business unit leaders in managing our members and clients help ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burdens of complying with a wide variety of national and local laws; differences in, and uncertainties arising from, local business culture and practices; multiple, and sometimes conflicting, laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of those losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restriction on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

CGI GROUP INC.	18

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired some 60 companies since our inception. Our disciplined approach to management, largely based on our ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks—With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project oriented contracts increased substantially. We manage all client contracts utilizing the Client Management Partnership Framework (“CMPF”), a process framework which helps ensure that client projects are all managed according to the same high standards of consistency throughout the organization. As a result of the CMPF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements that were acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed to with our client and revenue is recognized based on the percentage of costs incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of

CGI GROUP INC.	19

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—If measures announced in the June 12, 2003 Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimé dia in Montré al, the Carrefour de la nouvelle é conomie in Saguenay and the Carrefour national des nouvelles technologies de Qué bec.

Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provides services to the governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the award of additional contracts from these agencies.

Legal claims made against our work—We create, implement and maintain IT solutions that are often critical to the operations of our clients’ businesses. Our ability to complete large projects as expected often is adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to the business acquisitions

Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue acquiring niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Realization of acquisition benefits—We believe that our recent acquisition of AMS will provide certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. By increasing our critical mass in the US, enhancing our services and capabilities and adding to our client base, we believe we will be better positioned to bid on and win new outsourcing contracts. Additionally, we believe that substantial operational and administrative efficiency gains will be realized during the integration of AMS. However, there is a

CGI GROUP INC.	20

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

risk that some of the expected benefits and expected synergies of the acquisition may fail to materialize, or may not occur within the timeline we anticipate as of today. Our ability to realize these benefits and synergies will depend on management’s success in integrating the acquired operations, personnel and technology. Our management faces a complex and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk—The economic downturn experienced over the last few years has caused, and future economic downturns may cause, our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, affects our results of operations. We cannot predict the impact that current economic conditions will have on our future revenue, nor can we predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenues and profitability could be negatively affected as a result of these factors.

Integrity of Disclosure

CGI’s management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of the Audit and Risk Management Committee of CGI include (a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) the review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting, (c) the review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, (e) the review of the audit procedures, and (f) such other responsibilities usually attributed to audit and risk committees or as directed by the Board of Directors of CGI.

CGI GROUP INC.	21

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2004

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond our control. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

CGI GROUP INC.	22

Consolidated Financial Statements of
CGI Group Inc.
For the six months ended March 31, 2004

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2004

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except share amounts) (unaudited)

	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003
	$	$	$	$
Revenue	725,728	711,198	1,417,286	1,292,047

Operating expenses
Costs of services, selling and administrative expenses	604,547	597,431	1,176,140	1,091,071
Research expenses	6,983	5,706	13,620	10,698
Amortization expenses (Note 5)	32,357	32,131	66,145	54,055

	643,887	635,268	1,255,905	1,155,824

Earnings before the following items:	81,841	75,930	161,381	136,223

Interest
Long-term debt	4,392	3,999	7,462	4,253
Other	(2,441)	(86)	(4,055)	(1,000)

	1,951	3,913	3,407	3,253

Earnings before income taxes, entity subject to significant influence and discontinued operations	79,890	72,017	157,974	132,970
Income taxes	28,760	28,684	57,802	52,890

Earnings before entity subject to significant influence and discontinued operations	51,130	43,333	100,172	80,080
Entity subject to significant influence	215	—	253	—

Net earnings from continuing operations	51,345	43,333	100,425	80,080
Net earnings (loss) from discontinued operations (Note 6)	142	1,476	(197)	1,749

Net earnings	51,487	44,809	100,228	81,829

Weighted-average number of outstanding Class A subordinate shares and Class B shares	402,327,306	396,892,718	402,228,355	388,756,037

Basic and diluted earnings per share from continuing operations	0.13	0.11	0.25	0.21

Basic and diluted earnings per share from discontinued operations	—	—	—	—

Basic and diluted earnings per share (Note 3)	0.13	0.11	0.25	0.21

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003
	$	$	$	$
Retained earnings, beginning of period	604,051	414,964	555,310	377,944
Net earnings	51,487	44,809	100,228	81,829

Retained earnings, end of period	655,538	459,773	655,538	459,773

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2004
Consolidated Balance Sheets

		Restated
(in thousands of Canadian dollars)	As at March 31, 2004	As at September 30, 2003
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	172,273	82,996
Accounts receivable	406,837	437,954
Work in progress	141,853	122,737
Prepaid expenses and other current assets	105,543	78,101
Future income taxes	33,658	35,767
Assets of businesses held for sale	42,535	64,874

	902,699	822,429
Fixed assets	124,821	121,655
Contract costs	287,677	256,320
Other intangibles and other long-term assets	396,095	388,079
Future income taxes	23,757	22,764
Goodwill	1,351,996	1,363,990
Assets of businesses held for sale	24,646	27,120

	3,111,691	3,002,357

Liabilities
Current liabilities
Accounts payable and accrued liabilities	315,811	318,294
Accrued compensation	99,694	110,157
Deferred revenue	79,535	69,341
Income taxes	25,337	19,165
Future income taxes	44,024	47,003
Current portion of long-term debt	15,283	20,555
Liabilities of businesses held for sale	8,479	19,919

	588,163	604,434
Future income taxes	153,729	140,571
Long-term debt	273,047	247,400
Deferred credits and other long-term liabilities	19,578	29,742

	1,034,517	1,022,147

Shareholders’ equity
Capital stock (Note 3)	1,483,632	1,480,631
Contributed surplus	6,238	5,870
Warrants and stock options (Note 3)	27,252	27,901
Retained earnings	655,538	555,310
Foreign currency translation adjustment	(95,486)	(89,502)

	2,077,174	1,980,210

	3,111,691	3,002,357

Consolidated Financial Statements of CGI Group Inc.
For the six months ended March 31, 2004

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003
	$	$	$	$
Operating activities
Net earnings from continuing operations	51,345	43,333	100,425	80,080
Adjustments for:
Amortization expenses (Note 5)	39,304	39,145	80,143	68,164
Deferred credits and other long-term liabilities	(4,205)	(14,192)	(9,916)	(21,818)
Future income taxes	(8,564)	15,675	1,319	23,514
Foreign exchange (gain) loss	(101)	(702)	1,705	(215)
Entity subject to significant influence	(215)	—	(253)	—
Net change in non-cash working capital items	(5,057)	(103,633)	(6,642)	(140,273)

Cash provided by (used in) continuing operating activities	72,507	(20,374)	166,781	9,452

Investing activities
Business acquisitions (net of cash acquired) (Note 4)	(5,686)	(224,992)	(7,070)	(229,066)
Proceeds from sale of businesses (net of cash disposed) (Note 4)	450	—	12,586	—
Purchase of fixed assets	(12,134)	(14,566)	(24,342)	(38,446)
Contract costs	(13,986)	(9,952)	(49,167)	(21,505)
Increase in other intangibles and other long-term assets	(32,025)	(33,225)	(45,115)	(56,872)
Decrease in other intangibles and other long-term assets	7,449	—	10,395	—

Cash used in continuing investing activities	(55,932)	(282,735)	(102,713)	(345,889)

Financing activities
Net variation in credit facility	(189,000)	282,999	(219,000)	307,912
Increase (decrease) in other long-term debt	241,503	(17,683)	238,461	(16,025)
Issuance of shares	1,493	459	1,700	1,144

Cash provided by continuing financing activities	53,996	265,775	21,161	293,031

Effect of rate changes on cash and cash equivalents of continuing operations	2,958	(102)	1,264	(1,124)

Net increase (decrease) in cash and cash equivalents of continuing operations	73,529	(37,436)	86,493	(44,530)
Net cash and cash equivalents provided by (used in) discontinued operations	2,677	(3,072)	2,784	(2,766)
Cash and cash equivalents at beginning of period	96,067	97,433	82,996	104,221

Cash and cash equivalents at end of period	172,273	56,925	172,273	56,925

Interest paid	4,095	2,746	8,738	2,879
Income taxes paid	6,032	13,757	40,101	40,256
Issuance of Class A subordinate shares for business acquisitions (Note 4)	—	142,332	1,020	142,332

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim Consolidated Financial Statements

The interim Consolidated Financial Statements for the three and six months ended March 31, 2004 and 2003 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual Consolidated Financial Statements; therefore, the interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements of the Company for the year ended September 30, 2003. These interim Consolidated Financial Statements have been prepared using the same accounting policies and methods of their application as the annual Consolidated Financial Statements for the year ended September 30, 2003, except as for the accounting changes referred below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Recent accounting changes

The CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003. The adoption of this new guideline had no impact on the Company’s Consolidated Financial Statements disclosure.

The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognition, measurement and disclosure related to impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment. The adoption of this new section had no significant impact on the Company earnings.

Future accounting changes

The CICA issued Handbook Section 3110, Asset Retirement Obligations. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004. The Company is currently evaluating the impact of the adoption of this new standard and guidance, and therefore has not yet completed its assessment of the effect on the Company’s Consolidated Financial Statements.

The CICA re-issued Handbook Section 3870, Stock-based compensation and other stock-based payments. The revised standard requires to adopt fair value based method for all stock-based awards effective for fiscal years beginning on or after January 1, 2004. The Company will adopt this new standard for its fiscal year starting October 1, 2004.

Note 2 — Preparation of Consolidated Financial Statements

During the three months ended March 31, 2004, the Company revised the calculation of the defined benefit pension plan covering Underwriters Adjustment Bureau Ltd. (“UAB”) employees which it acquired on January 1, 2003. The initial actuarial valuation made as of the acquisition date and as of September 30, 2003 understated the pension plan liability. The effect of the restatement is reflected on the September 30, 2003 balance sheet as follows: increase in accounts payable and accrued liabilities, in future income taxes assets and in goodwill of $4,500,000, $1,530,000 and $2,970,000 respectively.

Note 3 — Capital stock, stock options and warrants

Stock options — Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing Class A subordinate share price on the TSX preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following outlines the impact and assumptions used had the Company determined compensation cost resulting from the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

	Three months ended March 31				Six months ended March 31
	2004		2003		2004		2003
		Including		Including		Including		Including
	Continuing	discontinued	Continuing	discontinued	Continuing	discontinued	Continuing	discontinued
	operations	operations	operations	operations	operations	operations	operations	operations
Net earnings	51,345	51,487	43,333	44,809	100,425	100,228	80,080	81,829
Adjustment to net earnings	(5,841)	(5,841)	(2,073)	(2,073)	(12,055)	(12,055)	(3,688)	(3,688)

Pro forma net earnings	45,504	45,646	41,260	42,736	88,370	88,173	76,392	78,141
Pro forma basic and diluted earnings per share	0.11	0.11	0.10	0.11	0.22	0.22	0.20	0.20

Assumptions used in the Black-Scholes option pricing model:
Dividend yield		0.0%		0.0%		0.0%		0.0%
Expected volatility		47.3%		52.3%		47.5%		53.0%
Risk free interest rate		3.35%		4.40%		3.91%		4.26%
Expected life (years)		5		5		5		5
Weighted-average grant date fair value ($)		4.11		3.19		3.65		3.11

The following table presents the number of all shares, stock options and warrants outstanding as at:

	March 31, 2004	September 30, 2003
Class A subordinate shares	368,660,485	368,236,503
Class B shares	33,772,168	33,772,168

Total capital stock	402,432,653	402,008,671
Number of stock options (Class A subordinate shares) — Accounted for	1,350,975	1,675,913
Number of stock options (Class A subordinate shares) — Not accounted for	24,835,632	18,783,602
Number of warrants (Class A subordinate shares) — Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) — Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	438,299,528	432,148,454

The Class A subordinate shares and the Class B shares changed as follows:

	Six months ended March 31, 2004				Twelve months ended September 30, 2003
	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares
	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$		$
Balance, beginning of period	368,236,503	1,435,763	33,772,168	44,868	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 4)	136,112	1,020	—	—	19,963,399	140,546	—	—
Conversion (1)	—	—	—	—	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	287,870	1,981	—	—	1,345,241	7,464	—	—

Balance, end of period	368,660,485	1,438,764	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868

(1)	As part of the agreement of July 24, 2003 entered into between the Majority Shareholders and BCE, 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following table presents information concerning stock options and warrants accounted for:

	Six months ended March 31, 2004				Twelve months ended September 30, 2003
	Stock options		Warrants		Stock options		Warrants
	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$		$
Balance, beginning of period	1,675,913	8,246	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655
Exercised	(83,061)	(281)	—	—	(206,208)	(1,013)	—	—
Forfeited and expired (1)	(241,877)	(368)	—	—	(451,110)	(2,218)	—	—

Balance, end of period	1,350,975	7,597	5,118,210	19,655	1,675,913	8,246	5,118,210	19,655

(1)	During the six months ended March 31, 2004, the Company cancelled options for an amount of $368,000 ($2,218,000 for the twelve months ended September 30, 2003), which have been reclassified to contributed surplus.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Six months ended March 31, 2004	Twelve months ended September 30, 2003
Outstanding, beginning of period	20,459,515	20,814,820
Granted	6,843,449	4,600,502
Exercised	(287,870)	(1,345,241)
Forfeited and expired	(828,487)	(3,610,566)

Outstanding, end of period	26,186,607	20,459,515

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31			Three months ended March 31
	2004			2003
	Net earnings	Number of shares	Earnings	Net earnings	Number of shares	Earnings
	(numerator)	(denominator)	per share	(numerator)	(denominator)	per share
	$		$	$		$
Net earnings	51,487	402,327,306	0.13	44,809	396,892,718	0.11

Dilutive options (1)		2,571,038			1,630,784
Dilutive warrants (1)		1,799,877			479,161

Net earnings after assumed conversions	51,487	406,698,221	0.13	44,809	399,002,663	0.11

	Six months ended March 31			Six months ended March 31
	2004			2003
	Net earnings	Number of shares	Earnings	Net earnings	Number of shares	Earnings
	(numerator)	(denominator)	per share	(numerator)	(denominator)	per share
	$		$	$		$
Net earnings	100,228	402,228,355	0.25	81,829	388,756,037	0.21

Dilutive options (1)		1,850,838			1,095,024
Dilutive warrants (1)		1,450,028			454,577

Net earnings after assumed conversions	100,228	405,529,221	0.25	81,829	390,305,638	0.21

(1)	The calculation of the dilutive effects excludes all anti-dilutive options and warrants. These are options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 12,399,346 and 13,351,291 for the three months and six months ended March 31, 2004, respectively, and 16,659,200 and 16,664,677 for the three months and six months ended March 31, 2003, respectively. The number of excluded warrants was 2,113,041 for the three months and for the six months ended March 31, 2004 and 2003, respectively.

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the six months ended March 31, 2004, the Company made the following acquisitions:

Apex Consulting Group Inc (“Apex”) — Effective October 28, 2003, the Company acquired all outstanding shares of Apex, a business services, which provides systems integration and consulting with a focus on business process improvement and new technologies.

GDS & Associates Systems Ltd (“GDS”) — On January 14, 2004, the Company acquired certain assets of GDS, which provides systems integration and consulting services to clients primarily within the government sector.
Others — The Company acquired all the outstanding shares of Alliance Claims Adjusters Ltd, which provides claims evaluation services. Also, during the six months ended March 31, 2004, the Company made through its joint ventures non significant acquisitions.

The acquisitions were accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on Company’s best estimates. The final purchase price allocations are expected to be completed as soon as Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize this allocation.

Total
$
Non-cash working capital items	1,427
Fixed assets	550
Other intangibles and other long-term assets	2,240
Future income taxes	(192)
Goodwill (1)	4,160
Assumption of long-term debt	(70)

8,115
Cash position at acquisition	344

Net assets acquired	8,459

Consideration
Cash	6,501
Acquisition costs	538
Balance of purchase price	400
Issuance of 136,112 Class A subordinate shares (2)	1,020

8,459

(1)	The near totality of the goodwill is included in the IT services segment and $784,000 is deductible for tax purposes.

(2)	The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

During the six-month period ended March 31, 2004, the Company modified the purchase price allocations and made adjustments relating to certain businesses purchased within the last twelve months, resulting in a net decrease of goodwill and future income tax assets of $4,286,000 and $1,822,000, respectively, and a net increase of non-cash working capital items of $6,483,000 and cash of $375,000.

Also, during the six-month period ended March 31, 2004, the Company sold its interest in a joint venture and non significant assets at its book value for cash of $8,321,000. These transactions resulted in a net decrease of goodwill, non-cash working capital items and fixed assets of $2,685,000, $864,000 and $537,000, respectively, and a net increase in cash of $4,086,000.

On October 21, 2003, the Company sold one division which was classified as discontinued operations for a total consideration of $21,000,000, which is comprise of $8,500,000 of cash, a balance of sale of $2,000,000 and $10,500,000 of note convertible into 2,500,000 shares of Nexxlink Technologies Inc (the purchaser) at $4.20 per share. On December 11, 2003, the note was converted into shares, resulting in a 32% equity interest for the Company.

In connection with the acquisition of Cognicase, completed during the second quarter of 2003, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure.

As of March 31, 2004, the components of the integration liabilities included in the allocation of purchase price are as follows:

	Balance		Paid during the six-
	remaining as at	Adjustment to	month period ended	Balance remaining
	September 30, 2003	initial provision	March 31, 2004	as at March 31, 2004
	$	$	$	$
Consolidation and closure of facilities	41,029	728	5,818	35,939
Severance	9,580	(5,960)	2,049	1,571

	50,609	(5,232)	7,867	37,510

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 — Amortization expenses

	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003
	$	$	$	$
Amortization of fixed assets	12,901	12,116	23,821	18,726
Amortization of contract costs related to transition costs	1,606	722	2,879	1,528
Amortization of other intangibles and other long-term assets	17,850	19,293	39,445	33,801

	32,357	32,131	66,145	54,055
Amortization of contract costs related to incentives (presented as reduction of revenue)	6,947	7,014	13,998	14,109

	39,304	39,145	80,143	68,164

Note 6 — Discontinued operations

The Company formally adopted a plan to divest from certain activities acquired from previous acquisitions which were not related to its core business. During the six months ended March 31, 2004, four divisions, two buildings and a piece of land were classified as discontinued operations.

One of the divisions’ activities consist mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare bodies as well as manufacturing and distribution companies. The second division’s activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines. The third division’s activities consist mainly to supply high-quality PC-based power engineering software applications and the last division’s activities consist mainly to provide information services to banking and investment groups.

On October 21, 2003, the Company announced the disposal of its ERP and related services activities described above. This transaction did not result in any gain or loss for the Company. For further information see Note 4.

The following table presents summarized financial information related to these discontinued operations:

	Three months ended March 31		Six months ended March 31
	2004	2003	2004	2003
	$	$	$	$
Revenue	14,319	24,901	30,834	33,036

Earnings before the under-noted:	995	3,555	1,418	4,029
Amortization expenses	687	1,262	1,614	1,295

Earnings (loss) before income taxes	308	2,293	(196)	2,734
Income taxes	166	817	1	985

Net earnings (loss) from discontinued operations	142	1,476	(197)	1,749

Discontinued operations are mainly related to the IT services segment.

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 — Segmented information

The Company has two lines of business (“LOB”) as follows: Information Technology (“IT”) services and Business Process Services (“BPS”).

The focus of these lines of business is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities located in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and near-shore delivery model;

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include end-to-end business processing for insurance companies, human resource and pay services, services to the banking, investment and financial cooperative clients, document management services, as well as finance and administration business process services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended March 31, 2004	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	599,128	126,600	—	725,728
Operating expenses before amortization expenses	491,944	104,777	14,809	611,530
Amortization expenses	26,506	4,055	1,796	32,357

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	80,678	17,768	(16,605)	81,841

Total assets	2,274,644	523,239	313,808	3,111,691

As at and for the three months ended March 31, 2003
Revenue	576,114	135,084	—	711,198
Operating expenses before amortization expenses	471,584	114,794	16,759	603,137
Amortization expenses	27,623	3,704	804	32,131

Earnings before interest, income taxes, entity subject to significant and discontinued operations	76,907	16,586	(17,563)	75,930

Total assets	2,398,357	552,170	165,896	3,116,423

As at and for the six months ended March 31, 2004	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	1,161,224	256,062	—	1,417,286
Operating expenses before amortization expenses	943,158	214,586	32,016	1,189,760
Amortization expenses	54,473	8,357	3,315	66,145

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	163,593	33,119	(35,331)	161,381

Total assets	2,274,644	523,239	313,808	3,111,691

As at and for the six months ended March 31, 2003
Revenue	1,060,891	231,156	—	1,292,047
Operating expenses before amortization expenses	880,730	191,772	29,267	1,101,769
Amortization expenses	46,505	6,159	1,391	54,055

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	133,656	33,225	(30,658)	136,223

Total assets	2,398,357	552,170	165,896	3,116,423

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual Consolidated Financial Statements of the Company for the year ended September 30, 2003. Intersegment sales and transfers are priced as if the sales or transfers were to third parties.

Notes to the Consolidated Financial Statements
For the six months ended March 31, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Guarantees

In connection with the sale of certain assets, the Company has agreed to indemnify the purchasers should a claim be filed regarding tax matters or any other matters related to the previous ownership of these assets. The nature of most indemnification undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a material adverse effect on its Consolidated Financial Statements.

Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company’s shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments, which the Company could be required to make under these guarantees is $5,882,000 as of March 31, 2004 ($6,028,000 as of September 30, 2003).

Note 9 — Subsequent events

On May 3, 2004, the Company acquired American Management Systems Inc. (“AMS”), a business services and IT consulting firm to the government, healthcare, financial services, and communications industries, for a purchase price of approximately $1.1 billion through a cash tender offer of US$19.40 for each AMS share issued and outstanding.

As part of this transaction, CACI International Inc. (“CACI”) purchased from AMS the assets of its U.S. Defense and Intelligence Group for an aggregate consideration of $549 million, subject to certain closing adjustments. Consequently, the net acquisition cost to the Company, after the sale of AMS’ US Defense and Intelligence Group to CACI, was approximately $586 million before closing adjustments, assumed income taxes related to the disposition of the US Defense and Intelligence Group, and transaction and integration costs.

The aggregate purchase price of the acquisition and related transaction costs was funded from cash on hand, existing credit facilities and $330.7 million in additional equity. This equity was issued through a firm underwritten private placement in Canada and the United States of approximately 33.1 million subscription receipts at a price of $8.00 per subscription receipt for gross proceeds of approximately $264.6 million and a private placement of approximately 8.3 million subscription receipts with BCE Inc. at a price of $8.00 per subscription receipt for proceeds of approximately $66.1 million, on the same terms and conditions as the firm underwritten private placement offering. On May 3, 2004, when the Company accepted 94.8% of the outstanding shares of AMS under the tender offer, each holder of subscription receipts became entitle to receive one Class A Subordinate share of the Company for each subscription receipt held, without payment of additional consideration. This resulted in the issuance of approximately 41.4 million Class A subordinate shares of the Company.

On April 12, 2004, the Company announced the signature of an asset purchase agreement with Thomson Canada Limited under which the Company will sell the information services to banking and investment group, one of the division presented in the discontinued operations, for a cash consideration of $47 million. The annualized revenue related to this division was approximately $38 million.

On April 14, 2004, the Company concluded the disposal of assets related to the division which provides installation and technical services for mid-range and micro computer systems and automated teller machines, one of the division presented in the discontinued operations, to Nexxlink Technologies Inc (Nexxlink) for a total consideration of $8.75 million. Nexxlink paid $1.5 million cash; committed to a $1.5 million purchase price balance; issued an interest-bearing note of $2.75 million maturing in 24 months; and issued 411,000 shares at a price of $6.80 per share for a value of $3.0 million, raising the Company’s interest in Nexxlink’s capital stock from 32% to 35%.